GEORGE RISK INDUSTRIES, INC.
                               802 S. ELM ST.
                          KIMBALL, NE   69145-1599
                            PHONE: 308-235-4645
                             FAX: 308-235-2554
                       E-MAIL: gricfo@embarqmail.com



March 26, 2008




UNITED STATES SECURITIES AND EXCHANGE COMMISION
Division of Corporation Finance
Mail Stop 3720
Washington, DC  20549

Dear Larry Spirgel:

     This letter is in response to the letter you sent me dated February 5, 2008 concerning George Risk Industries, Inc. Form 10-KSB for the fiscal year ended April 30, 2007 and Forms 10-QSB for the quarterly periods ended
July 31, 2007 and October 31, 2007. This letter will reference your letter via heading and numeration as was set forth in the above mentioned letter you sent to me.

     1. Report of Independent Registered Public Accounting Firm, page 8

          Regarding the first item in the above referenced letter, our in-dependent registered public accounting firm, Mason Russell West, LLC, merged with and changed its name to Haynie & Company effective
     November 1, 2007. In conjunction with that merger, Mason Russell West, LLC transferred its registration with the PCAOB to Haynie & Company, which was also effective November 1, 2007.

     2. Items 2 through 6, Notes to Financial Statements, page 14; Note 3-Marketable Securities

          In regards to items 2 through 6, I have made the changes in which you have suggested in our Form 10QSB for the quarter ended January 31, 2008 and will do so for the Form 10KSB for the year ended April 30, 2008 and all subsequent filings. Upon speaking with Joe Cascarano, one of your staff accountants, today, he has advised me that it is not necessary to file any amendments since I filed the latest 10QSB in the correct manner and that I have stated to do so in the future.

     The company, George Risk Industries, Inc., acknowledges that 1) we are responsible for the adequacy and accuracy of the disclosure in the fillings;
2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fillings; and 3) we may ot assert staff comments as a defense in any pro-ceedings initiated by the Commission or any person under the federal sec-urities laws of the United States.

Sincerely,

/s/ Stephanie M. Risk
Stephanie M. Risk
Chief Financial Officer